

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2023

Shirley Cheng
Chief Financial Officer
Network CN Inc.
Unit 705B, 7th Floor
New East Ocean Centre
9 Science Museum Road
TST, KLN, Hong Kong

> **Re: Network CN Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Response Dated June 26, 2023**
> **File No. 000-30264**

Dear Shirley Cheng:

We have reviewed your June 26, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 12, 2023 letter.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 1. Business, page 1

1. We note your response to comment 3 and reissue in part. Please disclose prominently that you are <u>not a Chinese operating company</u> but a Delaware holding company with operations conducted by your subsidiaries.

2. We note your response to comment 9 and reissue in part. Please affirmatively state that you have no such cash management policies that dictate how funds are transferred. Additionally, please also include this disclosure in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

3.   We note your response to comment 11 and reissue in part. We note your conclusion that other than the business license, you are "not required to obtain permit and approval from Chinese authorities to operate our business and to offer the securities being registered to foreign investors." If you did not rely upon an opinion of counsel in coming to this conclusion, state as much and explain why such an opinion was not obtained.

4.   We note your response to comment 13 and reissue in part. Please revise your disclosure so that each summary risk factor related to your operations in Hong Kong and China includes a specific cross-reference to the individual detailed risk factor, including the title and page number of the relevant risk factor.

    Please contact Rucha Pandit at (202) 551-6022 or Donald Field at (202) 551-3680 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Trade & Services